Nuveen Enhanced Municipal Value Fund

333 West Wacker Drive

Chicago, Illinois 60606

May 18, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Elisabeth Bentzinger

Re:	Nuveen Enhanced Municipal Value Fund (File Nos. 333-213668 and 811-22323): Request for
Withdrawal of AW Filing

Dear Ms. Bentzinger:

On behalf of Nuveen Enhanced Municipal Value Fund (the “Fund”), we request, pursuant to Rule 477 under the Securities Act of 1933, as amended, the withdrawal of the withdrawal request that was filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 16, 2018 (via EDGAR Accession no. 0001193125-18-165112) (the “AW Filing”). The AW Filing requested the withdrawal of the Fund’s N-2 filing (File Nos. 333-213668 and 811-22323), which was filed with the SEC on September 16, 2016 (via EDGAR Accession No. 0001193125-16-711975) (the “N-2 Filing”), but was inadvertently filed under EDGAR form type “AW” instead of EDGAR form type “RW.” On May 18, 2018, the Fund filed a new withdrawal request under EDGAR form type RW.

The N-2 Filing has not been declared effective by the SEC, and no securities were sold in connection with the offering described in the N-2 Filing. It is therefore in the best interest of the Fund and the public that the AW Filing be withdrawn. It is our understanding that this application for withdrawal of the AW Filing be deemed granted as of the date it is filed with the SEC unless the Fund receives notice from the SEC that this application will not be granted.

If you have any questions regarding this filing, please contact Kathleen Macpeak at 202-373-6149.

Nuveen Enhanced Municipal Value Fund

By: /s/ Gifford R. Zimmerman
Name: Gifford R. Zimmerman
Title: Vice President and Secretary